

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2015

Via E-Mail
Michael L. Gravelle
Executive Vice President, General Counsel
Black Knight Financial Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

Re: **Black Knight Financial Services, Inc.**
        Amendment No 1 to Registration Statement on Form S-1
        Filed February 17, 2015
        File No. 333-201241

Dear Mr. Gravelle:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Where we refer to prior comments we are referring to our letter dated January 16, 2015.

General

1.   In several of your responses you state that if and when you enter into a tax receivables agreement, you will consider the staff's comments and will respond in connection with the relevant amendment. Please understand that we may have additional comments regarding any such agreement when filed.

Prospectus Summary, page 1

2.   We note your amended disclosure in response to prior comment 8. Please expand your discussion on pages 11 and 12 to discuss any disadvantages or risks pertaining to this structure with respect to investors purchasing shares in the offering, such as capital outflows related to the tax receivables agreement. Include risk factor disclosure as appropriate.

History and Corporate Structure

History

Acquisition of LPS by FNF and Subsequent Reorganization, page 8

3.   Revise the description of the Internal Reorganization to be consistent with the disclosures
        throughout your filing. In this regard, this description appears to indicate that the former
        Transaction Services businesses were transferred to ServiceLink after BKFS Operating
        LLC acquired LPS. Please supplementally confirm that LPS was contributed to BKFS
        Operating LLC following the distribution of the former Transaction Services businesses
        to ServiceLink.

Corporate Structure and Reorganization, Page 9

4.   We note your changes in response to prior comment 9. For ease of reference, please
        revise the organizational charts further to eliminate the acronyms for FNF, BKHI, BKIS
        and THL and use full or shortened names, e.g., Thomas H. Lee Partners and BK InfoServ
        for BKIS, or the like.

The Offering Reorganization, page 10

5.   We note the revised disclosure in response to prior comment 10. Please further revise to
        explain the specific rights, privileges, form and nature of control of the "managing
        member interest" held by BKFS. For example, consider disclosing how you will have the
        ability to manage, control and operate the business and affairs, what business and affairs
        will be managed, controlled, and operated, and the form and nature of the agreement
        providing you with these rights.

Summary Historical Financial Data, page 19

6.   In your discussion of the predecessors for financial reporting purposes, please make
        appropriate modifications to clarify that BKFS Operating LLC is a predecessor to Black
        Knight Financial Services, Inc. In this regard, BKFS Operating LLC continues to be a
        predecessor until it is contributed to the registrant.

Combined Non-GAAP Financial Measures (Unaudited), page 23

7.   Please revise to present these non-GAAP financial measures based on the pro forma
        financial information elsewhere in the filing. It is inappropriate to merely combine
        financial information without reflecting all relevant pro forma adjustments required by
        Article 11 of Regulation S-X. Also, revise to clarify where each of the amounts are
        derived from. In addition, disclose the reasons why management believes that the

presentation of the non-GAAP financial measures provides useful information in accordance with the requirements of Item 10(e)(1)(i)(C) of Regulation S-K. Revise your disclosure on page 65, accordingly.

Selected Historical Consolidated Financial Data

Selected Historical Combined Financial Data of Commerce Velocity and Property Insight, page 63

8.   We are continuing to consider your response to prior comment 18. Please update your analysis to include the year ended December 31, 2014.

Supplemental Technology and Data and Analytics Financial Data, page 64

9.   Tell us why you present supplemental financial data for the nine months ended September 30, 2014 for BKFS Operating LLC alongside the historical supplemental Technology and Data and Analytics financial data. Revise the headnote to provide a brief description, or cross-reference to a discussion thereof, of the factors that materially affect the comparability of the information reflected. Refer to Instruction 2 to Item 301 of Regulation S-K. Consider similar revisions to such information presented within Summary Historical Financial Data on page 21.

10.   You indicate in response to prior comment 17 that you included supplemental Technology and Data and Analytics financial data as of and for the year ended December 31, 2010. Revise to include such financial data for this period.

11.   We note that you included supplemental Technology and Data and Analytics financial data in response to prior comment 17. Consistent with prior comment 12, revise to reconcile the amounts presented to the information presented in the financial statements in your filing or provide an appropriate cross-reference.

Certain Relationships and Related Party Transactions

Indemnification Agreements, page 161

12.   You state that you have entered into a cross-indemnity agreement with ServiceLink and reference the agreement in your response to prior comment 35. Please tell us what consideration you gave to filing this agreement as an exhibit to your registration statement.

Description of Capital Stock

Exclusive Forum, Page 166

13.   Please tell us what consideration you have given to including risk factor disclosure addressing the impact of the exclusive forum provision on investors. Please understand that we may have additional comments once you have filed your amended charter documents.

Lender Processing Services, Inc. and Subsidiaries (Predecessor)

Consolidated Statements of Earnings, page F-25

14.   In response to prior comment 37, you only refer to your response to prior comment number 33 which relates to the financial statements of Black Knight Financial Services, LLC. Provide us with your materiality analysis of Rule 5-03 of Regulation S-X specific to the financial statement presentation for Lender Processing Services, Inc. As previously requested, tell us what consideration you gave to separately presenting revenues from products, revenues from services, and the related amounts of cost of revenues. In addition, tell us the amount of selling, general and administrative expenses included in operating expenses for each of the periods presented.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224, or Craig D. Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or in his absence, me at (202) 551-3457 with any other questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-Mail
       Alexander D. Lynch, Esq.
       Weil, Gotshal & Manges LLP